September 8, 2008
Via EDGAR and U.S. Mail
Ms. Linda Cvrkel
Branch Chief
Securities and Exchange Commission
Mail Stop 3561
Washington, D.C. 20549

Re:	Hawk Corporation
Form 10-K for the year ended December 31, 2007
Filed March 17, 2008
File No. 001-13797
Dear Ms. Cvrkel:
     On behalf of Hawk Corporation, a Delaware corporation (Hawk), please find below Hawk’s responses to the comments of the staff of the Securities and Exchange Commission contained in your letter dated August 22, 2008. The responses to your comments follow and are numbered to correspond to the numbered paragraphs in your letter, and the caption headings are identical to the headings in your letter.
Form 10-K for the year ended December 31, 2007
Selected Financial Data, page 19
1.	We note that your statement of operations data includes the non-GAAP financial measure “adjusted income from operations.” Please revise future filings to include disclosure of this measure in an “other data” section below all information required by Item 301 of Regulation SK, including balance sheet data. Also, please revise future filings to reconcile the measure to the most directly comparable measure presented in accordance with US GAAP for each period presented. See Question 21 of the Frequently Asked Questions Regarding the Use of Non-GAAP Financial Measures Issued by the SEC on June 13, 2003 and Item 10(e)(1)(i)(b) of Regulation SK.

Ms. Linda Cvrkel
September 8, 2008

RESPONSE
In future filings, when applicable, Hawk will include its disclosure of the non-GAAP financial measure “adjusted income from operations” in an “other data” section of Item 6. Selected Financial Data of Form 10-K below all information required by Item 301 of Regulation SK, including balance sheet data. In addition, if and when “adjusted income from operations” or any other non-GAAP financial measure is included in future filings, Hawk will provide a reconciliation of the non-GAAP financial measure presented to the most directly comparable measure presented in accordance with US GAAP for each period presented. In addition, we refer the staff to the disclosure contained in Hawk’s MD&A of its Form 10-K for the year ended December 31, 2007 regarding the usefulness of Hawk’s non-GAAP financial measures.
Management’s Discussion and Analysis of Financial Condition and Results of Operations
Critical Accounting Policies, page 22
2.	In light of the significance of the inventory balance to total assets as of December 31, 2007 and 2006 please consider revising future filings to include a discussion of the assumptions and estimates used in management’s accounting policy for inventory. Your discussion should address the following areas:
•	Types of assumptions underlying the most significant and subjective estimates;

•	Sensitivity of those estimates used to deviations of actual results from management’s assumptions;

•	Circumstances that have resulted in revised assumptions in the past.
Refer to SEC Interpretive Release No. 33-8350 (i.e. FR-72).
RESPONSE
In future filings, Hawk will include a discussion of the assumptions and estimates used in management’s accounting policy for inventory including:
•	Types of assumptions used by Hawk underlying its most significant and subjective estimates regarding inventory.

•	Sensitivity of the assumptions used to deviations of actual results from assumptions used.

•	If any, circumstances that have resulted in revised assumptions in the past.
In future filings, Hawk intends to include disclosure, such as the following, which describes its policy for inventory:
Inventories are stated at the lower of cost or market. Cost includes materials, labor and overhead and is determined by the first-in, first-out (FIFO) method. The Company reviews the net realizable value of inventory in detail on an on-going basis, with

Ms. Linda Cvrkel
September 8, 2008

consideration given to deterioration, obsolescence, and other factors. If actual market conditions differ from those projected by management, and the Company’s estimates prove to be inaccurate, write-downs of inventory values and adjustments to cost of sales may be required. Historically, the Company’s reserves have approximated actual experience.
Year Ended December 31, 2007 Compared to Year Ended December 31, 2006, page 23
3.	We note that in your discussion of the results of operations you discuss gross profit by segment. Please revise future filings to discuss and analyze net sales and cost of sales (rather than just margins) separately for each segment. Because margins are impacted by both net sales and cost of sales, we believe a separate discussion of cost of sales results is appropriate. Also, please expand your discussion of cost of sales, gross profit and selling, technical and administrative expenses to quantify and discuss the significant cost components within these broad categories, such as product costs, product and development costs, marketing costs, depreciation and amortization, and any other significant components that would enable readers to understand your business better. For example, you state that gross profit in the friction products segment was affected by margin improvements from volume related absorption of fixed overhead, continued pricing actions and increased production flow and improved control of manufacturing expenses at your domestic facilities, but you do not quantify these changes or provide the actual cost figures necessary to put these changes in proper context.
RESPONSE
In future filings with respect to 2008 and subsequent financial information, Hawk will provide a separate discussion of cost of sales and will discuss and analyze both net sales and cost of sales in Management’s Discussion and Analysis of Financial Condition and Results of Operations. Hawk will expand its discussion of cost of sales, gross profit and selling, technical and administrative expenses by quantifying and discussing, the material components within each broad category.
Liquidity and Capital Resources, page 29
4.	In future filings, please expand your liquidity discussion to cover the three-year period covered by the financial statements, using year-to-year comparisons or any other format to enhance the reader’s understanding. Refer to Instruction 1 to paragraph 303(a) of Regulation S-K.
RESPONSE

Ms. Linda Cvrkel
September 8, 2008

In future filings, Hawk will expand its liquidity discussion to cover the three-year period covered by the financial statements using year-to-year comparisons or other formats that in our judgment would enhance the reader’s understanding of the financial information presented.
Audited Financial Statements
Statements of Operations, page 39
5.	We note that although you disclose the calculation of net income (loss) available to common shareholders in Note 14, you do not present the amount on the face of the income statement. Please revise future filings to disclose income or loss applicable to common shareholders on the face of the income statement when it is materially different in quantitative terms from reported net income of loss, such as in fiscal years 2006 and 2005, or when it is indicative of significant trends or other qualitative considerations. See Staff Accounting Bulletin Topic 6:B.
RESPONSE
In addition to disclosing the calculation of income or loss available to common shareholders in the notes to Hawk’s consolidated financial statements, in future filings, when applicable, Hawk will also disclose income or loss available to common shareholders on the face of its income statement for all periods presented.
Statements of Shareholders’ Equity, page 40
6.	We note that during 2007 you repurchased $3.7 million worth of stock and recorded the amount as an increase in treasury shares. Please tell us, and disclose in future filings, the amount of shares repurchased and how you determined the price paid for the shares. If the treasury shares were purchased at a stated price significantly in excess of the current market price of the shares, please revise your disclosure to include amounts allocated to other elements of the transaction and the related accounting treatment. See FTB 85-6.
RESPONSE
In future filings, Hawk will include additional disclosure describing the number of repurchased shares, the aggregate amount paid for the shares and the average price paid per share. All of the common shares repurchased by Hawk during 2008 and 2007 were purchased at then current market prices and therefore no additional accounting disclosure is required under the provisions of FASB Technical Bulletin No. 85-6. Hawk expects to include the following additional disclosure in its Shareholder Equity footnote on Form 10-K for the year ending December 31, 2008:

Ms. Linda Cvrkel
September 8, 2008

Through December 31, 2008, under its approved share repurchase plan (the Plan) the Company purchased, in aggregate, 310,113 shares of its common stock in the open market at then current market prices, at an average cost per share of $12.90. During 2008, the Company purchased 17,248 shares of its common stock in the open market at then current market prices, at an average cost per share of $17.71. As of June 30, 2008 the aggregate repurchase limit of $4.0 million authorized by the Company’s board of directors was met and the Plan expired.
Notes to the Financial Statements
Note 5. Investments, page 48
7.	We note your disclosure that cash and cash equivalents on the balance sheet as of December 31, 2007 include $57,980 of available-for-sale securities with maturities of less than three months. In light of the fact that it appears you account for these available-for-sale securities in accordance with SFAS 115 by recording gross unrealized gains and losses in accumulated other comprehensive income, please tell us why you believe it is appropriate to include the estimated fair value of these securities as cash and cash equivalents on the balance sheet and statements of cash flow. See paragraphs 17-18 of SFAS No. 115. Please advise or revise accordingly.
RESPONSE
At December 31, 2007, Hawk had cash and cash equivalents of $79,995,000 on its balance sheet. Included within cash equivalents were highly liquid investments with maturities of less than three months which met Hawk’s definition of cash equivalents. In light of your comments, in future filings, and in accordance with SFAS No. 115, paragraph 17, Hawk will reclassify its prior and future investments in available-for-sale securities separately from similar assets that are measured using another measurement attribute on the face of the statement of financial position. In future reporting periods, when applicable, Hawk will report its available-for-sale securities on a line item titled “Short-term investments” as a component of its current assets. In addition, as prescribed in SFAS No. 115, paragraph 18, Hawk will report its cash flows from purchases, sales and maturities of available-for-sale securities as cash flows from investing activities and it will be reported gross for each security classification in the statement of cash flows.
Note 10. Stock Compensation, page 51
8.	We note that you have disclosed the impact on basic and diluted earnings per share for fiscal 2007 and 2006 as a result of the adoption of SFAS No. 123R. As the adoption of SFAS No. 123R was required under generally accepted accounting principles, the disclosure of this information is considered a non-GAAP disclosure

Ms. Linda Cvrkel
September 8, 2008

which is not inappropriate as outlined in SAB Topic 14:G, Question 4. In future filings, please revise to eliminate this disclosure.
RESPONSE
In future filings, Hawk will eliminate the disclosure of the after-tax impact on basic and diluted earnings per share as a result of the adoption of SFAS No. 123R.
Note 14. Earnings (Loss) per Share, page 59
9.	We note that diluted earnings per share includes the dilutive effect of certain stock options for the years ended December 31, 2007 and 2006. In future filings, please disclose securities that could potentially dilute basic EPS in the future that were not included in the computation of diluted EPS because to do so would have been antidilutive for the period(s) presented. See paragraph 40c of SFAS No. 128.
RESPONSE
In future filings, Hawk will disclose securities that could potentially dilute basic EPS in the future that were not included in a current computation of diluted EPS.
10.	We note that for fiscal year 2006 your calculation of diluted earnings (loss) from continuing operations and net earnings (loss) per diluted share includes the dilutive effect of stock options. Please note that you should use income from continuing operations (adjusted for preferred dividends) as the “control number” in determining whether potential common shares are dilutive or antidilutive, and the same number of potential common shares used in computing the diluted-per-share amount for income from continuing operations shall be used in computing all other reported diluted per-share amounts. Including potential common shares in the denominator of a diluted per-share computation for continuing operations always will result in an antidilutive per-share amount when an entity has a loss from continuing operations or a loss from continuing operations available to common shareholders. Please revise future filings accordingly. See paragraphs 15-16 of SFAS No. 128.
RESPONSE
In future filings, when applicable, Hawk will use income from continuing operations (adjusted for preferred dividends) as its “control number” in determining whether potential common shares are dilutive or antidilutive, and the same number of potential common shares used in computing all other reported diluted-per-share amounts. Accordingly, Hawk will revise its 2006 earnings per share disclosure in all future filings.

Ms. Linda Cvrkel
September 8, 2008

Note 16. Business Segments, page 60
11.	We note from your disclosure on page 2 that Caterpillar was your largest customer in 2007 with 16.7% of net sales. In future filings, please revise the notes to the financial statements to disclose revenues from transactions with a single external customer that amount to 10 percent or more of an enterprise’s revenues. Your disclosure should include the fact, the total amount of revenues from each such customer, and the identity of the segment or segments reporting the revenues. See paragraph 39 of SFAS No. 131.
RESPONSE
In future filings, when applicable, Hawk will revise the notes to the financial statements to disclose revenues from transactions with any single external customer that amount to 10 percent or more of its revenues as previously disclosed in Part 1. Item 1. Business of Hawk’s Form 10-K.
Form 8-K dated February 2, 2007
12.	We note that your pro forma consolidated statements of operations reflecting the sale of the precision components segment includes a column reflecting the interest income on the investment of net proceeds as a pro forma adjustment. Please note for future filings that a pro forma adjustment should not be made for interest income earned on offering proceeds or sale of assets.
RESPONSE
In future filings, Hawk will not make any pro forma adjustments to include interest income earned on offering proceeds or sale of assets on any pro forma consolidated statements of operations.
Form 8-K dated May 30, 2008
13.	We note that on May 30, 2008 you completed the sale of Tex Racing Enterprises Inc. Please tell us if this business met the definition of a significant business as set forth in Rule 1-02(w) of Regulation S-X and if so, tell us when you plan to provide the pro forma financial information required by Article 11 of Regulation S-X. If you do not believe the business was significant, please provide us your analysis in determining the significance of the disposition of this subsidiary in accordance with Rule 1-02(w) of Regulation S-X.

Ms. Linda Cvrkel
September 8, 2008

RESPONSE
On March 31, 2008, Hawk evaluated the discontinued operations criteria included in SFAS No. 144 and accounted for its performance racing segment as a discontinued operation for accounting and reporting purposes. Tex Racing Enterprises, Inc. (Tex) was one of two operating companies in that segment. Hawk Corporation completed the sale of Tex on May 30, 2008. The remaining business in that segment is currently under negotiation for sale and Hawk expects the transaction will be completed prior to the end of 2008. Hawk applied and determined that the disposition of Tex was less than the 20% significance test threshold for each of the proscribed tests as set forth in rule 1-02(w) of Regulation S-X and therefore Hawk was not and is not required to provide pro forma financial information required by Article 11 of Regulation S-X. The following information is provided as support for Hawk’s position that the sale of the Tex business did not meet the significant business test for purposes of pro forma disclosures:
Asset Test – 1.73%
Income Test – (8.52%)
Investment Test – 1.24%
Attached to this response, as Exhibit A, is the Hawk’s detailed significance analysis test results with respect to the Tex disposition.
Acknowledgment
Per your request, we acknowledge that:
•	We are responsible for the adequacy and accuracy of the disclosure in our SEC filings;

•	Staff comments or changes to disclosure in response to staff comments do not foreclose the Security and Exchange Commission from taking any action with respect to the filing; and

•	We may not assert staff comments as a defense in any proceeding initiated by the Security and Exchange Commission or any person under the federal securities laws of the United States.

Ms. Linda Cvrkel
September 8, 2008

     I trust that the foregoing is responsive to the comments of the staff. If you have any questions regarding the responses by Hawk set forth in this letter, please do not hesitate to contact me at 216-861-3553.

By:	/s/ Joseph J. Levanduski
Joseph J. Levanduski
Its: Vice President - Chief Financial Officer

cc:    Ronald E. Weinberg, Chairman and Chief Executive Officer
         Audit Committee of the Board of Directors

Ms. Linda Cvrkel
September 8, 2008

EXHIBIT A
Hawk Corporation
Tex Racing Disposition
Significant Sub Test
Total Assets
The registrant’s and its other subsidiaries’ proportionate share of the total assets (after intercompany eliminations) of the subsidiary exceeds 20 percent of the total assets of the registrant and its subsidiaries consolidated as of the end of the most recently completed fiscal year;

Hawk Corporation, less Tex Racing (12/31/2007)	$219,904,000

Tex Racing (12/31/2007)	$3,795,000
Calculated %	1.73%
Threshold	20.00%
Significant?	Not Significant
Operating Income before Taxes
The registrant’s and its other subsidiaries’ equity in the income from continuing operations before income taxes, extraordinary items and cumulative effect of a change in accounting principle of the subsidiary exceeds 20 percent of such income of the registrant and its subsidiaries consolidated for the most recently completed fiscal year;

Hawk Corporation, less Tex Racing (12/31/2007)	$13,882,000
Tex Racing	$(1,183,000)
Calculated %	-8.52%
Threshold	20.00%
Significant?	Not Significant
Investment and Advances
The registrant’s and its other subsidiaries’ investments in and advances to the subsidiary exceed 10 percent of the total assets of the registrant and its subsidiaries consolidated as of the end of the most recently completed fiscal year (for a proposed business combination to be accounted for as a pooling of interests, this condition is also met when the number of common shares exchanged or to be exchanged by the registrant exceeds 20 percent of its total common shares outstanding at the date the combination is initiated);

Total Investment and Advances to Tex	$2,717,000

Hawk Corporation, less Tex Racing (12/31/2007)	$219,904,000
Calculated %	1.24%
Threshold	20.00%
Significant?	Not Significant